January 10, 2008
Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Bristow Group Inc. Registration Statement on Form S-4 Filed November 28, 2007 File No. 333-147690
Dear Ms. Cvrkel:
We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 20, 2007 regarding the Registration Statement on Form S-4 filed November 28, 2007 by Bristow Group Inc. (the “Company”). For convenience, we have included the Staff’s original comments verbatim and added our responses below.
Form S-4 filed November 28, 2007
Selected Financial Information
1.	Please revise your table of selected financial information to include income (loss) from continuing operations per common share for each of the last five fiscal years. See Item 301 of Regulation SX.
Response: Net income (loss) per common share has been added to the table of selected financial information on pages 13 and 32.  This equates to income (loss) from continuing operations per common share for our purposes as we had no discontinued operations in the historical periods presented.

Summary Historical Financial Information
Selected Financial Information
2.	We note your presentation of the non-GAAP financial measure Adjusted EBITDA and the reconciliation of the measure to both net income and operating cash flows. In light of your disclosure in footnote (8) that you believe that Adjusted EBITDA and the related ratios provide additional information regarding your ability to meet your future debt service, capital expenditures and working capital requirements, it appears that you use Adjusted EBITDA as a measure of liquidity, rather than operating performance. Please revise to eliminate the reconciliation of Adjusted EBITDA to net income, which implies the measure is an operating performance measure, and include only the reconciliation of Adjusted EBITDA to operating cash flows, which implies the measure is a liquidity measure. Also, please note that if you were using Adjusted EBITDA as a performance measure, we would object to the elimination of non-cash compensation from the non-GAAP measure in accordance with Item 10(e)(1)(ii)(B) of Regulation SK. Please revise or advise accordingly.
Response: The reconciliation of Adjusted EBITDA to net income has been eliminated on pages 15 and 34 as requested.
3.	We note your use of the non-GAAP financial measure Adjusted Interest Expense. Please revise to include a statement clearly disclosing the reasons why you believe the presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. See Item 10(e)(1)(C) of Regulation SK.
Response: Disclosure regarding the reasons why we believe the presentation of Adjusted Interest Expense provides useful information to investors has been added on pages 15 and 34 as requested.
Brief Description of the Notes and the Subsidiary Guarantees, page 48
Subsidiary Guarantees, page 50
4.	We note from the discussion on page 48 that the notes to be issued in the offering will be unconditionally guaranteed on a senior basis by all of the Company’s material domestic Restricted Subsidiaries. We also note from the discussion on page 50 that the notes will be jointly and severally guaranteed by all of the Company’s present material domestic subsidiaries. Please tell us and clarify in your disclosure, whether the subsidiaries that will guarantee the 7 1/2% Notes due 2017 are the same subsidiaries that are currently guarantors for your 6 1/8% Notes due 2013 as the disclosure in Note 12 to your Quarterly report on Form 10-Q for the Quarter ended September 30, 2007 implies. Also, please clarify in the notes to your financial statements in the future filings whether all of the guarantors are 100% owned by the Company and indicate whether the guarantees provided are full and unconditional. Refer to the guidance outlined in Rule 3-10(1) of Regulation S-X. Furthermore, please disclose the existence of any significant restrictions on the ability of the Company or any guarantor to obtain funds from its subsidiaries by dividend or loan. See Instruction 1 to Rule 3-10(1) of Regulation S-X.
Response: The subsidiaries guaranteeing the 7 1/2% senior notes due 2017 are the same subsidiaries that are currently guarantors of the 6 1/8% senior notes due 2013, and this clarification has been disclosed on page 50.  These guarantors are 100% owned by the Company, and the guarantees being provided are full and unconditional with regard to amounts owed pursuant to the indentures. We will include these disclosures in the notes to our consolidated financial statements in future filings.  There are no significant restrictions on the ability of the Company or any guarantor to obtain funds from its subsidiaries by dividend or loan, but any significant future restrictions will be disclosed in future filings.
Form 10-K for the year ended March 31, 2007
Statements of Income, page 60
5.	We note that the line item “other income (expense), net” on the face of the statements of income is becoming an increasingly significant component of net income. Please provide us with, and disclose in the notes to the financial statements in future filings, the components of “other income (expense), net.”
Response: “Other income (expense), net” primarily includes foreign currency transaction losses of approximately $9.8 million and $1.3 million during fiscal years 2007 and 2005, respectively, and foreign currency transaction gains of $5.4 million during fiscal year 2006. These amounts are disclosed in Note 1 to the consolidated financial statements under “Foreign Currency Translation.” In addition, we discuss the major components of “other income (expense), net” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Fiscal Year 2007 Compared to Fiscal Year 2006 – Other Income (Expense), Net” and “– Fiscal Year 2006 Compared to Fiscal Year 2005 – Other Income (Expense), Net”. In future filings, we will indicate in the notes to the consolidated financial statements that the foreign currency transaction gains and losses are included in “other income (expense), net” in our consolidated statements of income and, where appropriate, disclose any other significant components of “other income (expense), net”. Foreign currency transaction gains and losses represented the substantial majority of the amounts included in other income (expense), net, and none of the remaining items were significant individually or in the aggregate. Further, in future filings, if any other items included in such caption are significant, we will describe such components in the notes to the consolidated financial statements.
Consolidated Statements of Cash Flows, page 61
6.	We note per the “supplemental disclosure of non-cash investing activities” section of your statement of cash flows that in fiscal 2006 you entered into a non-monetary exchange of assets valued at approximately $11.5 million. However, we note that you have not discussed the nature of this transaction in the notes to your financial statements. Please tell us and disclose (i) the nature of the non-monetary exchange transaction, (ii) the basis of accounting used for the assets exchanged, and (iii) the amount of any gains or losses recognized on the exchange. Refer to the requirements of paragraph 28 of APB No. 29.
Response: The non-monetary exchange of assets valued at approximately $11.5 million related to an exchange of used aircraft for new aircraft during fiscal year 2006. This transaction was disclosed in Note 5 to our consolidated financial statements in our fiscal year 2006 Form 10-K as follows:
“In January 2004, we entered into a purchase agreement with Eurocopter for two new large aircraft to be delivered in calendar year 2005. In connection with this purchase agreement, Eurocopter found a purchaser for five of our used aircraft. Two of these aircraft were not ready for trade-in upon execution of the contract, ultimately resulting in our issuance of two short-term promissory notes to Eurocopter in August 2005 for the remaining purchase price of these aircraft. The promissory notes totaled €12.2 million ($14.6 million) in aggregate, which was due to Eurocopter in the event that the two aircraft were not provided to Eurocopter. In February 2006, the two aircraft were traded in for a value of €9.4 million ($11.4 million), leaving €2.7 million ($3.2 million) outstanding on these notes as of March 31, 2006. This amount is included in short-term borrowings and current maturities of long-term debt in our consolidated balance sheet. In April 2006, we paid the remaining balance due on these notes, thereby settling the obligation for these aircraft with Eurocopter.”
This disclosure was condensed on page 78 of our fiscal year 2007 Form 10-K because it was no longer the most recent fiscal year and the amount and nature of the transaction was not overly significant to our other financing transactions in the period.
During fiscal year 2006, in accordance with paragraph 21 of APB No. 29, this transaction was accounted for as a non-monetary exchange of productive assets based on the recorded amount of the non-monetary asset relinquished, and no gain or loss was recorded. Paragraph 21 of APB No. 29 includes the following guidance on non-monetary exchanges:
“Exchanges. If the exchange is not essentially the culmination of an earnings process, accounting for an exchange of a nonmonetary asset between an enterprise and another entity should be based on the recorded amount (after reduction, if appropriate, for an indicated impairment of value) of the nonmonetary asset relinquished. The Board believes that the following two types of nonmonetary exchange transactions do not culminate an earnings process:
a.	An exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange, and

b.	An exchange of a productive asset not held for sale in the ordinary course of business for a similar productive asset or an equivalent interest in the same or similar productive asset (similar productive asset is defined in paragraph 3 and examples are given in paragraph 7). Excerpt from paragraph 3: Productive assets are assets held for and used in the production of goods or services by the enterprise. Productive assets include an investment in another entity if the investment is accounted for by the equity method but exclude an investment not accounted for by that method. Similar productive assets are productive assets that are of the same general type, that perform the same function or that are employed in the same line of business.”
We concluded this transaction was an exchange of similar productive non-monetary assets as the helicopters acquired and those relinquished were used to provide helicopter transportation services and, therefore, the exchange did not result in the culmination of an earnings process.
We will include an expanded disclosure of non-cash investing activities as required by paragraph 28 of APB No. 29 in future filings.

Notes to the Financial Statements
     Note 2. Acquisitions and Dispositions, page 69
7.	We note your disclosure that on March 30, 2007 you sold your 50% ownership interest in Aeroleo, resulting in a pre-tax gain of $2.5 million. Please tell us the nature and amount of consideration received in this transaction in exchange for your interest in Aeroleo. Also, please tell us why you believe it was appropriate to recognize a gain on this transaction.
Response: We received $2.5 million in cash consideration from our 50% interest in Aeroleo during fiscal year 2007. As disclosed in Note 2, during fiscal year 2006, we recorded an impairment charge of $1.0 million to reduce the recorded value of our investment in Aeroleo. During fiscal year 2006, we were negotiating to terminate our ownership interest in this joint venture and believed at the time that it was unlikely we would recover the value of this investment, and therefore recorded the impairment charge to reduce the recorded value of the investment to zero.  Subsequently, during fiscal year 2007, we were successful in negotiating a termination of the joint venture arrangement and sale of our 50% ownership interest, and therefore, recorded the pre-tax $2.5 million gain on the sale of the ownership interest equal to the amount of cash consideration received.
Note 3. Investments in Significant Affiliates
- Unconsolidated Affiliates, Other, page 75
8.	We note your disclosure that where you believe that it is probable that an investment will result, the costs associated with such investment evaluations are deferred and included in Investment in unconsolidated affiliates. Please explain to us the specific nature and amounts of the costs that are deferred as of March 31, 2007 and 2006, and tell us the accounting literature you relied upon in your deferral of these costs. Please note that to the extent these costs represent costs of start-up activities, they should be expensed as incurred in accordance with SOP 98-5. Also, please tell us when you initially incurred the $1.9 million of acquisition costs that were previously deferred but then expensed in December 2006 and explain why you previously believed it was appropriate to defer such costs.
Response: The costs deferred related to legal and consulting costs incurred in conjunction with negotiations to acquire a non-controlling interest in a publicly traded Chinese company (the “Target”). The costs deferred totaled approximately $400,000 as of March 31, 2006. No amounts were deferred as of March 31, 2007 as the amounts deferred during the June and September 2006 quarters, as well as the $400,000 deferred at March 31, 2006, which totaled $1.9 million, were expensed as of December 31, 2006. We had originally deferred these costs in accordance with the guidance in paragraph B86 of SFAS No. 141, which indicates that companies should continue the practice established in Opinion 16 of accounting for the acquisition of noncontrolling interests in a subsidiary using the purchase method, and paragraph 24 of SFAS No. 141, which indicates that the cost of an entity acquired in a business combination includes the direct costs of the business combination. Furthermore, paragraph .180 of the FASB Current Text — 2. General Standards – Business Combinations (FAS 141) – Section B51 indicates that:
“Paragraph .123 states that the cost of an acquired entity includes the direct costs of the business combination. Those direct costs include “out-of-pocket” or incremental costs directly related to a business combination such as a finder’s fee and fees paid to outside consultants for accounting, legal, or engineering investigations or for appraisals.”

The $1.9 million in acquisition costs primarily consisted of financial advisory, legal and other consulting costs. We originally deferred these costs in periods ended prior to December 31, 2006 in accordance with the accounting literature cited above as we believed this investment to be probable at that time. As of March 31, 2006, we had a verbal understanding with the seller on price and percentage ownership of the Target. During the period between March 31, 2006 and December 2006, the seller asked to renegotiate the sales price due to changing market conditions in China and a perceived increase in the value of the Target due to a sharp increase in the publicly quoted price of a portion of the Target’s shares. Additionally, the seller asked to renegotiate matters concerning global strategic cooperation, and the seller’s revised terms were unacceptable to us. These requests also coincided with a change in management of the principal shareholder of the Target. As of December 31, 2006, as a result of these items the seller wished to renegotiate, it became clear that our purchase of the interest in the Target was no longer probable, and therefore, we expensed the costs that had been previously deferred.
None of these costs deferred were start-up costs are defined by SOP 98-5.
Note 5. Debt, page 77
9.	We note your disclosure that the indenture to the Senior Notes restricts, among other things, your payment of cash dividends to stockholders. In light of your disclosure on page 35 in the Form S-4 filed on November 28, 2007 that your 2003 Senior Notes include several restrictive covenants in addition to the payment of cash dividends, please revise Note 5 in future filings to include disclosure of all restrictive covenants (e.g., restrictions on additional borrowings, obligations to maintain minimum working capital or restrict dividends). See paragraphs 18-19 of SFAS No. 5.
Response: The indenture for the 6 1/8% senior notes includes restrictive covenants related to incurrence of additional debt, issuance of disqualified stock, payment of dividends, repurchase of stock, investment in other entities, sale of assets, incurrence of additional liens or security, merger or consolidation of the Company, and transactions with affiliates, which the Company will disclose in future filings.
Note 8. Employee Benefit Plans, page 87
10.	We note that effective April 1, 2006 you adopted SFAS No. 123R for your accounting for stock-based compensation expense. Please revise future filings to include all disclosures required by paragraph A240 of SFAS No. 123R. These disclosures should include:
•	The weighted-average grant-date fair value of equity options or other equity instruments granted during the year, for each year in which an income statement is presented, and

•	A description of the significant assumptions used during the year to estimate the fair value of share-based compensation awards granted in each year an income statement is presented.
Also, please note that the presentation of earnings per share as if 123R were not adopted is not considered appropriate as it represents a non-GAAP measure, since 123R was required to be adopted in fiscal 2007. Please revise to eliminate disclosure of this measure in any future filings.
Response: We will add the disclosure cited above in future filings. Additionally, we will remove the presentation of earnings per share as if SFAS No. 123R were not adopted in future filings.

Note 9. Stockholders’ Equity and Earnings per Share
11.	We note the disclosure indicating that the total number of authorized shares of common stock reserved as of March 31, 2007 was 10,139,359, which amount includes shares reserved in connection with preferred stock, stock based compensation plans and in conjunction with prior acquisitions. Please tell us in further detail the nature and terms of the prior acquisition transactions which may require future issuances of shares. We may have further comment upon receipt of your response.
Response: The records of our transfer agent have indicated a reserve of 1,190,862 shares of the Company to be issued in connection with the acquisition of Grasso Corporation in August 1994.  We conducted research of this reserve in connection with our recent sale of Grasso Corporation in November 2007 to a third party and in response to this comment and believe that there is no obligation to issue additional shares of common stock under the 1994 Merger agreement between the Company and the original Grasso Corporation. We will reflect the elimination of this reserve in our future filings.
Form 10-Q for the quarter ended September 30, 2007
Note 1. Basis of Presentation, Consolidation and Summary of Significant Accounting Policies
12.	We note your disclosure that on April 2, 2007, primarily as a result of changes in the manner in which certain of your consolidated subsidiaries create and manage intercompany balances, you changed the functional currency of two of your consolidated subsidiaries, Bristow Helicopters Ltd. and Caledonia Helicopters Ltd. from the British pound sterling to the U.S. dollar. Please note that SFAS 52 requires that functional currency should be used consistently unless significant changes in economic facts and circumstances indicate clearly that the functional currency has changed. Based on your disclosure in Note 1, we are not clear as to the significant change in economic facts and circumstances that occurred in these two subsidiaries. Please advise. Also, please revise the notes to the financial statements and MD&A in future filings to discuss the effects of the underlying economic facts and circumstances on your business.
Response: We believe that the U.S. dollar is the appropriate functional currency for these two entities based upon consideration of the economic facts of their respective businesses and the considerations outlined in Appendix A of SFAS No. 52. Specifically, (1) both companies receive customer payments in U.S. dollars, (2) a vast majority of the customer contracts for both of these entities are U.S. dollar based, (3) both entities are adequately capitalized and are profitable, so they are self sufficient with respect to financing their own operations and do not require advances from their direct parent (whose functional currency is the British pound) to manage their working capital requirements, and (4) intercompany transactions, which typically were denominated in the British pound, were substantially eliminated as of April 1, 2007 and are currently managed on a prospective basis to reduce the number of transactions and the amounts payable in the British pound. Prior to April 1, 2007, these two entities conducted their business with their customers under U.S. dollar contracts; however, all cash receipts were received into U.S. dollar accounts operated by another Bristow subsidiary, which created intercompany amounts payable in the British pound. Additionally, prior to April 1, 2007, a substantial portion of the expenses incurred by these entities were paid out of other Bristow subsidiaries whose functional currency is the British pound, which resulted in settlement by these entities of a majority of their expenses in the British pound.

Based on the significance of the intercompany relationships with other British pound Bristow subsidiaries, the accounting for these two entities prior to April 1, 2007 was as British pound functional currency entities. SFAS No. 52 indicates that the functional currency of an entity should only be changed upon a significant change in economic facts and circumstance, as discussed in paragraph 9:
“Once the functional currency for a foreign entity is determined, that determination shall be used consistently unless significant changes in economic facts and circumstances indicate clearly that the functional currency has changed. Previously issued financial statements shall not be restated for any change in the functional currency.”
Intercompany arrangements are a significant element of the transactions these entities complete and, as discussed above, we changed the manner in which the intercompany transactions involving these two entities occur and are managed beginning April 1, 2007. These changes constituted “significant changes in economic facts and circumstances that indicate clearly that the functional currency has changed,” and that there have been changes to “those underlying transactions, events and circumstances.” Additionally, a review of the economic factors and characteristics of the transactions of these entities as of April 1, 2007 and thereafter demonstrates the U.S. dollar is the most appropriate functional currency for these entities. Therefore, we have concluded that a change in the functional currency of these entities to the U.S. dollar as of April 1, 2007 was appropriate.
We will revise the notes to the financial statements and MD&A in future filings to discuss the effects of the underlying economic facts and circumstances on our business.
Note 5. Debt
13.	We note your disclosure that the indenture to the 7 1/2% Senior Notes restricts, among other things, your ability to pay dividends or make other distributions to shareholders. In light of the disclosure on page 29 in the Form S-4 filed on November 28, 2007 that your 7 1/2% Senior Notes due 2017 include several restrictive covenants in addition to the payment of cash dividends, please revise Note 5 in future filings to include disclosure of all restrictive covenants (e.g., restrictions on additional borrowings, obligations to maintain minimum working capital or restrict dividend). See paragraph 18-19 of SFAS No. 5.
Response: Like the indenture for the 6 1/8% senior notes due 2013, the indenture for the 7 1/2% senior notes dues 2017 includes restrictive covenants related to incurrence of additional debt, issuance of disqualified stock, payment of dividends, repurchase of stock, investment in other entities, sale of assets, incurrence of additional liens or security, merger or consolidation of the Company, and transactions with affiliates. We will disclose these restrictive covenants in future filings.
Note 7. Taxes
14.	We note your disclosure that during the three months ended September 30, 2007, you reversed a $5.4 million accrual for the sales tax contingency in Nigeria. Please explain to us the nature and specific timing of the events or circumstances that resulted in the reversal of this accrual and explain why you believe the reversal of the accrual was appropriate during this quarter. As part of your response, please also tell us the nature of the costs that were originally accrued, and the period in which the accrual was originally recognized and explain where the accrual was recorded on the statement of income.
Response: In Nigeria, the Civil Aviation Act (the “Act”), 2006 regulates the administration of civil aviation services.  Section 12(1) of the Act provides that “there shall continue to be a 5% air ticket contract, charter and cargo sales tax to be collected by the airlines and paid over to the Authority.”  The law also provides that the air ticket and cargo sales tax may be periodically reviewed by the Authority in consultation with the stakeholders.  However, the enabling legislation does not define the terms “air ticket contract” or “charter sales.”  This created ambiguity in the application of the Act.
Our contracts with customers usually include a (i) standing charge and (ii) flying hour charge.  The standing charge is charged to the customer irrespective of the provision of flight services.  It represents the fixed component of the billing to the customer.  The flying hour charge is variable and function of the actual flight services provided to the customers.  The aforementioned ambiguity related to the question of whether sales taxes were applicable to both standing charges and flying hour charges, or just flying hour charges.
We read and interpreted the aforementioned legislation and sought advice from our tax advisors concluding that sales tax was applicable to both standing charges and flying hour charges.   Consequently, we recorded a $5.4 million accrual representing our best estimate of the contingent liability for sales tax owed to the Nigerian Civil Aviation Authority related to standing charges.  Approximately $2.8 million, $0.4 million, $0.8 million, $0.6 million of this accrual was recorded during the quarter ended September 30, 2006 and in fiscal years 2007, 2006 and 2005, respectively.  The remainder of the accrual was recorded during fiscal years 2001 through 2003.  This accrual was recorded as part of “Direct costs” in the statements of income during those periods.
In 2007 and 2006, officials from the Nigerian Civil Aviation Authority would periodically visit our offices in Nigeria in order to review and calculate the amount of sales tax owed.  These officials would consistently exclude standing charges from their calculation of sales tax owed.  Eventually, the consistent pattern of excluding such charges from their calculations caused us to seek   clarification from officials at the Nigerian Civil Aviation Authority regarding the application of the law.  In October 2007, these officials confirmed that, in the absence of any official pronouncement and clear directive or judicial interpretation of the current legislation, sales tax was not applicable to standing monthly charges.  Consequently, we concluded that it was no longer probable that a liability existed and, therefore, the accrual was released during the quarter ended September 30, 2007.  The release of the accrual was recorded as part of “Direct costs” in the statement of income.
The release was recorded in the quarter ended September 30, 2007 as the conclusion that it was no longer probable that a liability existed was made prior to the issuance of our financial statements for the quarter and this event is a Type I Subsequent Event discussed in the Codification of Auditing Standards Section 560: Subsequent Events, which requires adjustment to unissued financial statements.
Other
15.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.
Response: We will update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

16.	Provide a currently dated consent from the independent public accountant in the amendment.
Response: A currently dated consent from the independent public accountant has been included as an exhibit to the amendment to the registration statement.
We look forward to answering any questions you may have on our responses and providing you with any additional information that you may require. Please feel free to contact me by phone at (713) 267-7602 or by fax at (713) 267-7620.
Sincerely,
Bristow Group Inc.
/s/ Perry L. Elders
Perry L. Elders
Executive Vice President and Chief Financial Officer

cc:	Elizabeth D. Brumley, Vice President and Chief Accounting Officer
Randall A. Stafford, Vice President and General Counsel
John D. Geddes, Baker Botts L.L.P.
Stephen Dabney, KPMG LLP
Claire Erlanger, Securities and Exchange Commission
John Stickel, Securities and Exchange Commission